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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was sent to the Chicago Board Options Exchange on September
26, 2000.

                                      September 26, 2000




William J. Brodsky, Chairman & CEO
Thomas A. Bond, Vice Chairman
Chicago Board Options Exchange
LaSalle at Van Buren
Chicago, IL 60605

Dear Bill and Tom:

I am responding to your letter of September 20, 2000. I would be happy to consider any meaningful proposal you may wish to offer concerning the exercise right. But I do not agree with your characterization of the viability of the exercise right as "uncertain." The exercise right is guaranteed in the CBOE's Certificate of Incorporation and in our 1992 contract, and we will take no steps in our restructuring or otherwise to alter or imperil that right.

Our principals and your principals spent six and one-half months trying to negotiate a new structure that would be of mutual benefit to our two exchanges and members. About a month ago you terminated those discussions. I continue to be disappointed in your decision. At this point, I see no value in pursuing a task force of members and staff which would cover ground we have already traveled.

Again, if you have a specific proposal to make, my door is open and I can assure you it will be given thorough consideration.

                                                Sincerely,

                                                /s/David P. Brennan

                                                David P. Brennan


/ep

We urge CBOT members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov., or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (3120 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section
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